

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 3, 2017

Via E-Mail
Mahesh Shetty
Chief Financial Officer
SG Blocks, Inc.
195 Montague Street
Brooklyn, NY 11201

Re: SG Blocks, Inc.
Registration Statement on Form S-1
Filed February 6, 2017
File No. 333-215922

Dear Mr. Shetty

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

2. Please be advised that we may have additional comments when items that are currently blank are completed.

Prospectus Summary, page 1

3.   Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information. By way of example and not limitation, your history of bankruptcy, net losses, uncertainty as to your ability to continue as a going concern, substantial level of indebtedness, and the ownership of 88% of SG Blocks, Inc.'s common stock by a limited number of shareholders should be featured prominently in the summary.

Risk Factors, page 7

4.   Please add a risk factor addressing your independent registered public accounting firm's opinion regarding the substantial doubt about your ability to continue as a going concern.

We are dependent on the services of key personnel, and the unexpected loss . . ., page 9

5.   We note your disclosure that you are currently negotiating new employment agreements with your officers. Please confirm that you will update this disclosure and your disclosure on page 53 to reflect the entry into agreements with such officers, if applicable.

Failure to establish and maintain effective internal controls in accordance . . ., page 14

6.   Please discuss here that your internal controls are still in a state of transition as you work to remedy the significant deficiencies that constitute a material weakness in your internal control over financial reporting.

Market For Common Equity and Related Stockholder Matters, page 20

7.   Please revise your disclosure in this section and your beneficial ownership disclosure to be as of the same date. In this regard, we note your disclosure in this section is as of January 31, 2017 while your disclosure regarding beneficial ownership is as of February 1, 2017.

Our Emergence From Bankrupcty, page 28

8.   Please expand your discussion of your bankruptcy to include details regarding (i) what led to your decision to voluntarily enter bankruptcy proceedings and (ii) the reorganization of SG Blocks, Inc. such that potential investors can evaluate the current prospects for your company.

Description of Business, page 29

9.   Please revise this section to discuss in more detail the products and services that you offer. In this regard, we note that your website provides more detail regarding the different services and the core deliverables offered by you.

Environmentally Responsible Building, page 30

10.   We note that you believe the SG Blocks™ system contributes significantly towards LEED certification for completed projects. Please tell us whether the LEED certification program considers your product to be a positive factor when certifying a building as LEED.

Our Customers, page 32

11.   Please add a risk factor that discusses the risks associated with your accounts receivable due from only two to three customers.

Our Suppliers, page 32

12.   Please expand your disclosure to discuss the raw materials and suppliers for the various finishes you offer (e.g. windows, sidings, insulation, etc.).

Intellectual Property, page 33

13.   We note your risk factor on page 10 referencing a pending patent application for your proprietary manufacturing process. Please revise this section to include a discussion of such pending patent application. See Item 101(h)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and . . ., page 34

Results of Operations, page 34

14.   We refer to your narrative of the combined operations of the predecessor and successor entities. It is generally inappropriate to combine financial information for predecessor and successor entities where fresh-start accounting has been applied since the successor financial statements are not comparable to the financial statements prepared prior to the effective date of the bankruptcy plan of reorganization. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor, as appropriate, or explain to us your basis for discussing the combined 2016 operations, as compared to the results of 2015.

Liquidity and Capital Resources, page 37

15.   Given that your auditor expressed substantial doubt about your ability to continue as a
        going concern in their audit opinion, please revise your disclosure to provide a more
        detailed discussion of how you intend to finance your operations during the next twelve
        months. Your disclosure should include a discussion of your current ability to obtain
        debt or equity financing or to obtain additional advances from stockholders, given the
        lack of cash flows from operations, and should also address the potential risks and
        consequences if you are unable to obtain additional financing. Refer to Section 607.02 of
        the SEC Codification of Financial Reporting Policies.

Critical Accounting Policies and New Accounting Pronouncements, page 38

Critical Accounting Policies, page 38

Revenue Recognition, page 39

16.   Please revise your disclosure to clarify what percentage of your revenue is attributed to
        long-term contracts associated with building projects and related services versus your
        sale of repurposed containers to customers at fixed prices.

Changes in and Disagreements with Accountants on Accounting and Financial . . ., page 42

17.   Please revise the second paragraph of your disclosure to state that Marcum's audit report
        on the predecessor company's financial statements contained a provision concerning
        uncertainty as to the predecessor company's ability to continue as a going concern for the
        years ended December 31, 2015 and December 31, 2014. Refer to Item 304(a)(1)(ii) of
        Regulation S-K.

Shares Eligible For Future Sale, page 61

Lock-up Agreements, page 62

18.   Please reconcile your disclosure that your executive officers will have agreed to terms of
        a lock-up agreement with your disclosure on page 68 that an agreement regarding a lock-
        up has already been entered into.

Consolidated Financial Statements, page F-1

Note 2. Liquidity and Financial Condition, page F-7

19.   Please revise your registration statement to provide the disclosures required by ASC 852-10-50-7(c). Similar disclosures should be provided in your critical accounting policies in MD&A, as well as a discussion of your application of fresh start accounting in determining the excess of reorganization value over the fair value of identified net assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome (Staff Accountant) at 202-551-3865 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: David D. Watson
        Thompson Hine LLP